UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Vsource, Inc.

(Name of Subject Company (Issuer))

Vsource, Inc. (Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series 1-A Convertible Preferred Stock

Series 2-A Convertible Preferred Stock

Series 4-A Convertible Preferred Stock

(Title of Class of Securities)

92908B 30 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Phillip E. Kelly

Chief Executive Officer

Vsource, Inc.

7855 Ivanhoe Avenue, Suite 200

La Jolla, CA 92037

(858) 551-2920

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies To:

Brooks Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Suite 4400

Chicago, IL 60606-5096

312-984-7594

CALCULATION OF FILING FEE

TRANSACTION VALUATION:	AMOUNT OF FILING FEE:
$15,812,275	$2,003.42

(1)	Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon the proposed purchase price of the securities being issued in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $2,003.42

FORM OR REGISTRATION NO.: Schedule 14C

FILING PARTY: Vsource, Inc

DATE FILED: July 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Vsource, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 18, 2004 in connection with its offer to exchange all outstanding shares of its Series 1-A Convertible Preferred Stock, Series 2-A Convertible Preferred Stock and Series 4-A Convertible Preferred Stock for shares of a new wholly owned subsidiary.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Circular, and the Information Statement, which were previously filed as Exhibit to the Schedule TO, are incorporated in this Amendment No. 1 to Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby supplemented to the extent specifically provided herein.

ITEMS 1 and 4: SUMMARY	TERM SHEET/TERMS OF TRANSACTION.

Item 1 of the Schedule TO entitled “Summary Term Sheet” and Item 4 of the Schedule TO entitled “Terms of the Transaction” are amended as follows:

(1)	The information under the heading “Exchange Date” in the section entitled “Summary Term Sheet” is amended to read in its entirety as follows:

“The exchange will be completed promptly after the Expiration Date.”

(2)	Questions 8 and 16 and the related responses in the section entitled “Questions and Answers About the Exchange Offer” are amended to read in their entirety as follows:

“Q8. What portion of my Preferred Stock will be accepted if this exchange offer is completed?

A8. If the exchange offer is completed, we intend to accept all Preferred Stock which is submitted to the exchange agent in accordance with the procedures described in this exchange offer and consent solicitation circular.”

“Q16. How soon can I expect my Asia Common Shares?

A16. If we complete the Exchange Offer, we will arrange to have your name entered on the share register of Asia Holding Co. as the owner of the Asia Common Shares to be issued to you promptly after the expiration of this exchange offer. If you participate in the exchange offer, but do not tender your Asia Common Shares to Symphony in the Symphony purchase offer, then you may request that a certificate representing your Asia Common Shares be issued to you. If, on the other hand, you participate in the exchange offer and then you properly tender your Asia Common Shares to Symphony pursuant to the Symphony purchase offer, and Symphony accepts your tender and purchases your shares, the name of Symphony will be entered on the share register of Asia Holding Co. and you will not receive any share certificates representing your Asia Common Shares.”

(3)	The last sentence in the section “Forward Looking Statements” is amended to read in its entirety as follows:

“Except as required by applicable law or regulation, we expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.”

(4)	The following sentence is added to the text in the section “The Exchange Offer-Record Date”:

“The exchange offer is open to all current holders of Preferred Stock, even if they did not own their shares of Preferred Stock on August 10, 2004.”

(5)	The information in the Offering Circular under the heading “The Exchange Offer-Conditions to the Exchange Offer” is amended by adding the following:

“We have obtained the approval of the Malaysian Securities Commission and Bank Negara Malaysia for the sale of our shares of Vsource Asia to Asia Holding Co. In addition we have been informed by Symphony that they have received all necessary approvals from the Malaysian Securities Commission and Bank Negara Malaysia.

We have also received the necessary waiver from the Malaysian Securities Commission from the requirement for Asia Holding Co. to make a general offer for the remaining shares of Vsource Asia.”

(6)	The information under the heading “The Exchange Offer-Termination; Extension Of Exchange Period; Amendment” is hereby amended by adding the following language:

“The Company currently has no intention to terminate the exchange offer for any reason other than a failure of a condition. All conditions to the offer, other than those dependent upon receipt of governmental agency approvals, must be satisfied or waived, or the offer terminated, prior to the Expiration Date.

We are not aware of any circumstances, other than an extension of the exchange offer, that would result in the Company not paying the consideration for the tendered Preferred Stock promptly after the Expiration Date. Our reservation of the right to delay payment for shares which have been accepted is limited by Rule 13e-4 promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the offer.

If we materially change the terms of the offer or the information concerning the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide certain minimum periods during which an offer must remain open following material changes in the terms of the offer or information concerning the offer. The offer must remain open for at least 5 business days in the case any material changes, including waiver of a material condition. The offer must remain open for at least 10 business days if we change the consideration offered in the exchange offer, or in the percentage of Preferred Stock sought in the exchange offer.”

(7)	The information in the section “Incorporation of Documents By Reference” is amended by deleting the fourth bullet point which reads “Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act pertaining to this information statement.”

ITEM 6:	PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

Subpart (c) of Item 6 of the Schedule TO is amended to read in its entirety as follows:

(c)	Plans.

(1)	The information set forth in the section of Offering Circular captioned “Summary Term Sheet – The Exchange Offer” and the information in the sections of the Information Statement captioned “Summary of the Transaction – General”, and “Summary of the Transaction – Our Operations, Assets and Liabilities and Capital Structure after the Transactions” are incorporated herein by reference.

(2)	The information set forth in the section of Offering Circular captioned “Summary Term Sheet – The Exchange Offer” and the information in the sections of the Information Statement captioned “Summary of the Transaction – General”, and “Summary of the Transaction – Our Operations, Assets and Liabilities and Capital Structure after the Transactions” are incorporated herein by reference.

(3)	The transactions will not result in any change to the Company’s dividend rate or policy or its indebtedness. The information set forth in the sections of the Information Statement captioned “Summary of Amendment to our Certificate of Incorporation Converting Series 4-A Stock to Common Stock” and “Summary of the Transaction – Our Operations, Assets and Liabilities and Capital Structure after the Transaction” is incorporated herein by reference.

(4)	The information set forth in the Section of the Information Statement captioned “Interests of Certain Persons in the Transaction – Officers and Directors after the Transaction” is incorporated herein by reference.

(5)	Not Applicable

(6)	Not Applicable

(7)	Not Applicable

(8)	Not Applicable

(9)	The information in the section of the Offering Circular captioned “Agreements, Regulatory Requirements and Legal Proceedings – Symphony Purchase Agreement” is incorporated therein by reference.

(10)	Not Applicable

ITEM 8:	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b)	Item 8(b) is hereby amended by adding the following updated information regarding ownership of the Company’s Common Stock and Preferred Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock

The following table sets forth certain information, as of November 1, 2004, regarding the beneficial ownership of our common stock, including common stock issuable upon conversion of all preferred convertible securities, options, warrants and other convertible securities, by (i) all persons or entities who beneficially own 5% or more of our common stock, (ii) each of our current directors, (iii) each of our current executive officers, and (iv) all of our current executive officers and directors as a group, in each case, to the best of our knowledge. As of November 1, 2004, there were 2,026,039 shares of common stock outstanding and 22,796,214 shares of common stock on a fully as-converted basis, with each share of common stock being entitled to one vote.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Total Common Stock Outstanding(2)	Percent of Total Outstanding(3)
GREATER THAN FIVE PERCENT BENEFICIAL OWNERS

BAPEF Investments XII Ltd.(4) Victoria Road, St. Peter Port Guernsey, Channel Islands	5,248,159	73.7%	23.0%

Capital International Asia CDPQ Inc.(5) 1155 René-Lévesque Blvd. West Suite 4000 Montreal, Canada	3,000,000	59.7%	13.2%

Mercantile Capital Partners, I LP(6) 1372 Shermer Road Northbrook, IL 60062	3,411,516	62.7%	15.0%

Asia Internet Investment Group I, LLC(7) 1372 Shermer Road Northbrook, IL 60062	418,349	17.2%	1.8%

CURRENT DIRECTORS

I. Steven Edelson(8) 1372 Shermer Road Northbrook, IL 60062	4,068,294	67.3%	17.8%

Robert N. Schwartz, Ph.D(9) 770 Paularino Avenue Costa Mesa, CA 92626	5,857	*	*

Stephen Stonefield 75A Grange Road Singapore 249612	10,690	*	*

Luc Villette(10) c/o AlterAsiA Limited Suite 702, Nine Queen’s Road Central, Hong Kong	0	*	*

Phillip E. Kelly(11) 7855 Ivanhoe Avenue Suite 200 La Jolla, CA 92037	3,042,382	63.8%	13.3%

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Total Common Stock Outstanding(2)	Percent of Total Outstanding(3)

Dennis M. Smith(12) Unit 501, AXA Centre 151 Gloucester Road, Wanchai Hong Kong	1,203,682	38.8%	5.3%

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

John G. Cantillon(13) Level 12, Menara HLA No. 3, Jalan Kia Peng Kuala Lumpur, Malaysia	2,461,289	54.9%	10.8%

Neal Gemassmer(14) Unit 501, AXA Centre 151 Gloucester Road, Wanchai Hong Kong	25,767	1.3%	*

Current directors and executive officers as a group (10 persons)(15)	7,395,755	60.0%	32.4%

*	Less than 1%.

(1)	Except as otherwise indicated, we believe that the beneficial owners of the securities listed have sole investment and voting power with respect to their shares. The number of shares shown as beneficially owned by any person or entity includes all preferred convertible stock, options, warrants and other convertible securities currently exercisable by that person or entity within 60 days of November 1, 2004.

(2)	The percentages of beneficial ownership shown assume the exercise or conversion of all preferred convertible stock, options, warrants and other securities convertible into common stock held by such person or entity currently exercisable within 60 days of November 1, 2004, but not the exercise or conversion of preferred convertible stock, options, warrants and other convertible securities held by other holders of such securities.

(3)	Based on a total of 22,796,214 shares of common stock outstanding on a fully-diluted basis as of November 1, 2004, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of November 1, 2004. Does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with our October 2002 private placement, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have not occurred.

(4)	Includes 5,094,000 shares of common stock issuable upon conversion of 5,094 shares of Series 4-A Preferred Stock. BAPEF is the direct owner of the reported securities. As reported in an Amended Schedule 13D filed with the SEC on October 25, 2002, Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille are the only directors of BAPEF. BAPEF serves as an investment vehicle for a private equity fund composed of the following limited partnerships: (i) Baring Asia Private Equity Fund LP1 (“LP1”), a Delaware limited partnership, (ii) Baring Asia Private Equity Fund LP2 (“LP2”), a Guernsey limited partnership, (iii) Baring Asia Private Equity Fund LP3 (“LP3”), a Guernsey limited partnership, (iv) Baring Asia Private Equity Fund LP4 (“LP4”), a Guernsey limited partnership, and (v) Baring Asia Private Equity Co-Investment LP, a Guernsey limited partnership (“Co-Investment” and together with LP1, LP2, LP3 and LP4, the “Investors.”). BAPEF Advisers LP, a Guernsey limited partnership (“BAPEF Advisers”) is the sole general partner of each of the Investors. Baring Asia (GP) Limited, a Guernsey company (“Baring Asia”) is the sole general partner of BAPEF Advisers. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on September 3, 2004.

(5)	Consists of 3,000,000 shares of common stock issuable upon conversion of 3,000 shares of Series 4-A Preferred Stock. These shares are also beneficially owned by Caisse de depot et placement du Quebec (CDP), a legal entity created by a special act of the Legislature of the Province de Quebec, which owns 100% of Capital International CDPQ Inc. (CDP International), a Canadian corporation, which in turn owns 100% of Capital International Asia CDPQ Inc. (CDPQ), also a Canadian corporation. In an Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on September 8, 2004, CDPQ affirmed that it is a “group “within the meaning of Section 13d- 5(b)(1) of the Securities and Exchange Act of 1934, as amended, with Quilvest, and these two independent entities have agreed to coordinate the purchase of Vsource securities and have an unwritten and informal arrangement to coordinate their voting and disposition of such securities. Mr. Villette, a member of our Board of Directors, may benefit from a carried interest in CDPQ in connection with his services to it. Mr. Villette disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on September 8, 2004.

(6)	Includes 3,387,000 shares of common stock issuable upon conversion of 3,387 shares of Series 4-A Preferred Stock. Also includes 24,516 shares of common stock issuable upon exercise of a Series 2-A Preferred warrant. These shares are also beneficially owned by (a) Mercantile Capital Group, LLC (MCG), the general partner of MCP, (b) Mercantile Capital Management Corp. (MCM), a manager of MCG; (c) Michael A. Reinsdorf, a member of MCG and a member of the investment committee of MCM; (d) Nathaniel C.A. Kramer, a member of MCG and a member of the investment committee of MCM, and (e) I. Steven Edelson, a member of our Board of Directors. Mr. Reinsdorf also directly owns 3,838 shares of Series 1-A Preferred Stock, which are convertible into 1,450 shares of common stock, and is a managing member of Mercantile Equity Partners III, LLC (MEP, LLC). See Note 8. Messrs. Edelson, Reinsdorf and Kramer also share beneficial ownership of shares of common stock beneficially owned by Asia Internet Investment Group I, LLC (AIIG), as described in Note 7. See also Note 8 with respect to additional shares beneficially owned by Mr. Edelson. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on September 2, 2004. Mr. Edelson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(7)	Includes 17,349 shares of common stock held directly by AIIG and 401,000 shares of common stock issuable upon conversion of 401 shares of Series 4-A Preferred Stock. These shares are also beneficially owned by (a) Asia Investing Group, L.P. (AIG, LP), the managing member of AIIG; (b) Asia Investors Group, LLC (AIG, LLC), the general partner of AIG, LP; (c) Mercantile Asia Investors, L.P. (MAI), the managing member of AIG, LLC; (d) Mercantile Asia, LLC (MA, LLC), the general partner of MAI; and (e) each of Messrs. Edelson, Reinsdorf and Kramer, who are the managing members of MA, LLC. See Note 6 and 8 with respect to additional shares beneficially owned by Messrs. Edelson, Reinsdorf and Kramer. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on September 2, 2004. Mr. Edelson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(8)

Includes shares beneficially owned by Mr. Edelson in his capacities as (a) a member of MCG and a member of the investment committee of MCM (see Note 6); (b) a managing member of MA, LLC (see Note 7); (c) a managing member of MEP, LLC and a trustee of the Edelson Family Trust dated September 17,1997, which is also a managing member of MEP, LLC. MEP, LLC is the general partner of Mercantile Equity Partners III, L.P. (MEP LP). MEP LP directly holds 91,161 shares of Series 1-A Preferred Stock, which are convertible into 34,458 shares of common stock. Also includes shares beneficially owned by Mr. Edelson in his capacity as the trustee of the Mercantile Companies Inc. Money Purchase Plan, which holds 3,838 shares of Series 1-A Preferred Stock, which are convertible into 1,450 shares of common stock. Mr. Edelson disclaims beneficial ownership of the above-mentioned reported securities except to the extent of his pecuniary interest therein. Also includes 202,521 shares of common stock issuable upon exercise of stock options held by Mr. Edelson. The foregoing beneficial ownership was reported in an Amended Schedule 13D filed with the SEC on September 2, 2004. Pursuant to the governing documents of MCP and MCG, because Mr. Edelson serves as a director of Vsource in connection with MCP’s investment in Vsource, Mr. Edelson is required to contribute 100% of the proceeds he receives in connection with exercise of the options reported herein to MCG, and MCG is required to contribute 50% of the proceeds it receives in connection with exercise of such options to MCP. However, currently Mr. Edelson retains all authority over the decisions with respect to exercise of the options and, upon any such exercise, he retains all voting and dispositive power over the underlying shares of common stock.

(9)	Includes 3,750 shares of common stock issuable upon exercise of Mr. Schwartz’s stock options.

(10)	See Note 5.

(11)	Includes 1,905,000 shares of common stock issuable upon conversion of 1,905 shares of Series 4-A Preferred. Also includes 839,470 shares of common stock issuable upon exercise of Mr. Kelly’s stock options.

(12)	Includes 383,000 shares of common stock issuable upon conversion of 383 shares of Series 4-A Preferred Stock. Also includes 689,474 shares of common stock issuable upon exercise of Mr. Smith’s stock options.

(13)	Includes 2,053,000 shares of common stock issuable upon conversion of 2,053 shares of Series 4-A Preferred Stock. Also includes 408,289 shares of common stock issuable upon exercise of Mr. Cantillon’s stock options.

(14)	Includes 13,123 shares of common stock issuable upon exercise of Mr. Gemassmer’s stock options.

(15)	Includes shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity, held by certain of the group members’ families, or held by trusts of which the group member is a trustee or substantial beneficiary, with respect to which shares the group member may be deemed to have sole or shared voting and/or investment powers. Also includes an aggregate of 2,156,627 shares of common stock issuable upon exercise of stock options held by all nominee directors and current executive officers as a group.

Preferred Stock

Series 1-A Convertible Preferred Stock

The Series 1-A Preferred Stock votes as a single class with the common stock and the Series 2-A Preferred Stock and Series 4-A Preferred Stock, with each share of Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 4-A Preferred Stock entitled to the number of votes equal to that number of shares of common stock into which it would then be converted (with any fractional share determined on an aggregate conversion basis being rounded down to the nearest whole share). Each share of the Series 1-A Preferred Stock is currently convertible into approximately 0.378 shares of common stock.

The following table sets forth certain information as of November 1, 2004, regarding the beneficial ownership of Series 1-A Preferred Stock by (i) all persons or entities who beneficially own 5% or more of our outstanding Series 1-A Preferred Stock, (ii) each of our current directors, (iii) each of our current executive officers, and (iv) all of our current executive officers and directors as a group, in each case, to the best of our knowledge. Except as otherwise noted in the table, none of our current directors or executive officers beneficially owns any Series 1-A Preferred Stock. As of November 1, 2004, there were 945,008 shares of Series 1-A Preferred Stock outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Total Series 1-A Preferred Stock Outstanding	Percent of Total Outstanding(1)
GREATER THAN FIVE PERCENT BENEFICIAL OWNERS
787 LLC c/o James F. Voelker Bellevue, WA 98004	191,918	20.3%	*

Jefferies Employees Merchant Banking Fund LLC 11100 Santa Monica Blvd. Los Angeles, CA 90025	136,318	14.4%	*

Mercantile Equity Partners III L.P.(2) 1372 Shermer Road Northbrook, IL 60062	91,161	9.6%	*

PPM America Private Equity 225 West Wacker Drive, Suite 1200 Chicago, IL 60606	90,705	9.6%	*

CURRENT DIRECTORS
I. Steven Edelson(3) 1372 Shermer Road Northbrook, IL 60062	94,999	10.0%	*

Current directors and executive officers as a group (1 person)(3)	94,999	10.0%	*

*	Less than 1%.

(1)

The percentages of beneficial ownership assume the conversion into common stock of all Series 1-A Preferred Stock held by such person or entity and is based on a total of 22,796,214 shares of common stock outstanding on a fully-diluted basis as of November 1, 2004, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of November 1, 2004. Does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with our October 2002 private placement, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have not occurred.

(2)	These shares are also beneficially owned by (a) MEP, LLC, its general partner, (b) Michael A. Reinsdorf, as a managing member of MEP, LLC, and (c) Mr. Edelson. See Note 3. Mr. Reinsdorf also directly owns 3,838 shares of Series 1-A Preferred Stock, which are convertible into 1,450 shares of common stock, and is a managing member of MEP, LLC.

(3)	Mr. Edelson is the beneficial owner of these shares solely through his capacity as (a) a managing member of MEP, LLC and a trustee of the Edelson Family Trust dated September 17, 1997, which is also a managing member of MEP, LLC, and (b) the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Preferred Stock. Mr. Edelson disclaims beneficial ownership of all these shares except to the extent of his pecuniary interest in these shares.

Series 2-A Convertible Preferred Stock

The Series 2-A Preferred Stock votes as a single class with the common stock and Series 2-A Preferred Stock and Series 4-A Preferred Stock, with each share of Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 4-A Preferred Stock entitled to the number of votes equal to that number of shares of common stock into which it would then be converted (with any fractional share determined on an aggregate conversion basis being rounded down to the nearest whole share). Each share of the Series 2-A Preferred Stock is currently convertible into approximately 0.451 shares of common stock.

The following table sets forth certain information as of November 1, 2004, regarding the beneficial ownership of Series 2-A Preferred Stock by (i) all individuals known to beneficially own 5% or more of our outstanding Series 2-A Preferred Stock, (ii) each of our current directors, (iii) each of our current executive officers, and (iv) all of our current executive officers and directors as a group, in each case, to the best of our knowledge. None of our current directors or executive officers beneficially own any Series 2-A Preferred Stock. As of November 1, 2004, there were 334,244 shares of Series 2-A Preferred Stock outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Total Series 2-A Preferred Stock Outstanding	Percent of Total Outstanding(1)
GREATER THAN FIVE PERCENT BENEFICIAL OWNERS

Crestview Capital Fund LP c/o Dillion Capital 3000 Dundee Road, Suite 105	132,605	39.6%	*

The Mabinogi LLC c/o Chartwell Capital Management 922 Plaza 600 Building 600 Stewart Street Seattle, CA 98101	68,183	18.9%	*

PPM America Private Equity Fund LP Attn: Brian Gallagher 225 West Wacker Drive Chicago, IL 60606	40,952	12.2%	*

Martin A. Cooper Defined Pension Plan 10412 Whipple Street Toluca Lake, CA 91602	39,002	11.7%	*

Portside Growth & Opportunity Fund 666 Third Avenue, 26th Floor New York, NY 10017	39,002	11.7%	*

Current directors and executive officers as a group (0 persons)	0	0%	0%

*	Less than 1%.

(1)	The percentages of beneficial ownership assume the conversion into common stock of all Series 2-A Preferred Stock held by such person or entity and is based on a total of 22,796,214 shares of common stock outstanding on a fully-diluted basis as of November 1, 2004, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of November 1, 2004. Does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with our October 2002 private placement, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have not occurred.

Series 4-A Convertible Preferred Stock

The Series 4-A Preferred Stock votes as a single class with the common stock, Series 1-A Preferred Stock and Series 2-A Preferred Stock, with each share of Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 4-A Preferred Stock entitled to the number of votes equal to that number of shares of common stock into which it would then be converted (with any fractional share determined on an aggregate conversion basis being rounded down to the nearest whole share). Each share of the Series 4-A Preferred Stock is currently convertible into 1,000 shares of common stock.

The following table sets forth certain information as of November 1, 2004, regarding the beneficial ownership of Series 4-A Preferred Stock by (i) all individuals known to beneficially own 5% or more of our outstanding Series 4-A Preferred Stock, (ii) each of our current directors, (iii) each of our current executive officers, and (iv) all of our current executive officers and directors as a group, in each case, to the best of our knowledge. Except as otherwise noted in the table, none of our current directors or executive officers beneficially owns any Series 4-A Preferred Stock. As of November 1, 2004, there were 17,364 shares of Series 4-A Preferred Stock outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Total Series 4-A Preferred Stock Outstanding	Percent of Total Outstanding(1)
GREATER THAN FIVE PERCENT BENEFICIAL OWNERS
BAPEF Investments XII Ltd.(2) Victoria Road, St. Peter Port Guernsey, Channel Islands	5,094	29.3%	22.3%

Capital International Asia CDPQ Inc.(3) 1155 René-Lévesque Blvd. West Suite 4000 Montreal, Canada	3,000	17.3%	13.2%

Mercantile Capital Partners I LP(4) 1372 Shermer Road Northbrook, IL 60062	3,387	19.5%	14.9%

CURRENT DIRECTORS
I. Steven Edelson(5) 1372 Shermer Road Northbrook, IL 60062	3,788	21.8%	16.6%

Phillip E. Kelly 7855 Ivanhoe Avenue Suite 200 La Jolla, CA 92037	1,905	11.0%	8.4%

Dennis M. Smith Unit 501, AXA Centre 151 Gloucester Road, Wanchai Hong Kong	383	2.2%	1.7%

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
John G. Cantillon Level 12, Menara HLA No. 3, Jalan Kia Peng Kuala Lumpur, Malaysia	2,053	11.8%	9.0%

Current directors and executive officers as a group (4 persons)	8,129	46.8%	35.7%

*	Less than 1%.

(1)	The percentages of beneficial ownership assume the conversion into common stock of all Series 4-A Preferred Stock held by such person or entity and is based on a total of 22,796,214 shares of common stock outstanding on a fully-diluted basis as of November 1, 2004, which includes shares of common stock issuable upon the conversion of our outstanding preferred securities and shares of common stock issuable upon the exercise of stock option and warrants that are exercisable within 60 days of November 1, 2004. Does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with the private placement, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have not occurred.

(2)	Pursuant to an Amended Schedule 13D filed with the SEC on October 25, 2002, Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille are the only directors of BAPEF. BAPEF serves as an investment vehicle for a private equity fund composed of certain limited partnerships. For more detail on BAPEF, see Note 4. to the “Common Stock” ownership table.

(3)	In an Amendment No. 3 to Schedule 13 D filed with the Securities and Exchange Commission on September 8 3, 2004, CDPQ affirmed that it is a “group” within the meaning of Section 13d-5(b)(1) of the Securities and Exchange Act of 1934, as amended, with Quilvest, and these two independent entities have agreed to coordinate the purchase of Vsource securities and have an unwritten and informal arrangement to coordinate their voting and disposition of such securities. Mr. Villette, a member of our Board of Directors, may benefit from a carried interest in CDPQ in connection with his services to it. Mr. Villette disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(4)	These shares are also beneficially owned by (a) MCG, the general partner of MCP, (b) MCM, a manager of MCG, (c) Nathaniel C.A. Kramer, a member of MCG and a member of the investment committee of MCM, (d) Michael A. Reinsdorf, a member of MCP and a member of the Investment Committee of MCM, and (d) Mr. Edelson, a member of our Board of Directors. Mr. Edelson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(5)	Consists of 3,387 shares of Series 4-A Preferred Stock owned by MCP and 401 shares of Series 4-A Preferred Stock owned by AIIG. Mr. Edelson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(c)	Item 8(c) is hereby amended to read in its entirety as follows:

“Neither the Company, nor any of our subsidiaries, nor to the best of our knowledge, any of our executive officers or directors, nor any affiliates of any of the foregoing purchased or sold any Preferred Stock during the past 60 days. See the information set forth in the section of the Offering Circular captioned “Agreements, Regulatory Requirements and Legal Proceedings”, which is incorporated herein by reference, for a description of certain agreements entered into by certain of such persons in the past 60 days.”

ITEM 10:	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended by adding the following information:

VSOURCE, INC.

SUMMARIZED CONSOLIDATED BALANCE SHEETS

(in thousands)

The following table shows the summarized consolidated balance sheets :

	As at Jul 31, 2004	As at Jan 31, 2004	As at Jan 31, 2003
ASSETS
Current Assets	$9,083	$5,817	$14,913
Non-current Assets	4,019	5,017	5,224

Total Assets	$13,102	$10,834	$20,137

LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities	$5,177	$8,550	$5,696
Non-current Liabilities	—	—	900

Total Liabilities	5,177	8,550	6,596

Minority Interest	1,395	—	—
Non redeemable preferred stock:
Preferred stock Series 1-A	2,326	2,326	3,140
Preferred stock Series 2-A	2,028	2,028	2,228

Total Non-redeemable preferred Stock	4,354	4,354	5,368
Redeemable preferred stock:
Preferred stock Series 4-A	21,555	14,521	2,728

Total preferred stock	25,909	18,875	8,096

Shareholders’ equity (deficit)	(19,379)	(16,591)	5,445

Total liabilities, preferred stock and shareholders’ equity (deficit)	$13,102	$10,834	$20,137

The section of the Offering Circular captioned “Vsource Inc. Selected Pro Forma Financial Data” is hereby amended by adding the following additional disclosure at the end of that section.

(8)	Effect on pro forma financial information if all preferred stockholders do not participate in the offer

The pro forma financial information assumes that all the holders of Series 1-A, 2-A and 4-A preferred stock exchange all their shares for the common shares of Asia Holding Co. There is no assurance that all such stockholders will participate in the exchange offer. Holders of 97.75 % of the shares of Series 4-A stock have indicated their willingness to participate in the exchange offer and the exchange offer is subject to the condition that at least 51% of the Series 1-A and 2-A stockholders participate in the exchange offer. Set out below are the effects on the pro forma financial information assuming two scenarios (1) 97.75% of Series 4-A and 51% of Series 1-A and 2-A stockholders participate in the exchange and (2) 97.75% of Series 4-A and 75% of Series 1-A and 2-A stockholders participate in the exchange. These scenarios are for illustrative purposes only and there is no assurance that these levels of stockholders will participate in the exchange offer.

As at July 31, 2004 (in thousands)	Pro forma*	Scenario 1	Scenario 2
Assets
Cash and cash equivalents	$3,422	$4,681	$4,217

Preferred stock and shareholders’ equity
Preferred stock Series 1-A	—	1,140	581
Preferred stock Series 2-A	—	994	507
Preferred stock Series 4-A	—	485	485

	—	2,619	1,573

Share capital	20	20	20
Additional paid-in capital	67,177	69,599	68,580
Accumulated deficit	(63,387)	(67,169)	(65,568)
Other comprehensive income	(38)	(38)	(38)

Total shareholders’ equity (deficit)	$3,772	$2,412	$2,994

Book value per share	$1.86	$1.19	$1.48

	For the six months ended July 31, 2004	For the three months ended July 31, 2004	For the year ended January 31, 2004	For the year ended January 31, 2003	For the year ended January 31, 2002
Credit arising on Exchange and deemed non-cash dividend to preferred shareholders
Pro forma*	$—	$—	$—	$—	$—
Scenario 1	$(158)	$(82)	$(267)	$(60)	$(1,027)
Scenario 2	$(158)	$(82)	$(267)	$(60)	$(524)
Net profit/(loss) available to common shareholders
Pro forma*	$(424)	$(157)	$(5,041)	$(13,545)	$(16,815)
Scenario 1	$(582)	$(239)	$(5,308)	$(13,605)	$(17,842)
Scenario 2	$(582)	$(239)	$(5,308)	$(13,605)	$(17,339)
Basic and diluted earnings/(loss) per share from continuing operations
Pro forma*	$(0.21)	$(0.08)	$(2.63)	$(7.81)	$(15.57)
Scenario 1	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.52)
Scenario 2	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.05)
Basic and diluted earnings/(loss) per share
Pro forma*	$(0.21)	$(0.08)	$(2.63)	$(7.81)	$(15.57)
Scenario 1	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.52)
Scenario 2	$(0.29)	$(0.12)	$(2.77)	$(7.85)	$(16.05)

*	Assuming 100% participation

ITEM 11	EXHIBITS.

(a	)(1)	Exchange Offer and Consent Solicitation Circular dated October 15, 2004*

(a	)(2)	Letter to Preferred Stockholders dated October 15, 2004*

(a	)(3)	Information Statement dated September 1, 2004*

(a	)(4)	Supplemental Letter to Preferred Stockholders*

(d	)(1)	Form of Commitment Letter*

(d	)(2)	Common Stock and Warrant Purchase Agreement, dated August 31, 2004*

(d	)(3)	Representation Letter, dated October 15, 2004*

(d	)(4)	Symphony Offer Document, dated October 15, 2004*

*	Previously filed with Schedule TO on October 18, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VSOURCE, INC.

By:	/s/ Dennis M. Smith
Name:	Dennis M. Smith
Title:	Chief Financial Officer

Dated: November 3, 2004